UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: June 23, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

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Press Release
Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES PAYMENT OF ITS DIVIDEND

Belize City, Belize, June 23, 2005 – Further to the dividend declared by Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) (“Carlisle”) on May 13, 2005, the shares in Seashell II Limited (London: SEAS) (“Seashell II”) and Bombshell Limited (London: BOM) (“Bombshell”) were admitted to trading on the Alternative Investment Market today. The Carlisle dividend is therefore now unconditional.

Commenting, Chairman, Lord Ashcroft, KCMG said “Following the successful completion of the dividend of shares in Seashell Group Limited, its admission to AIM, its enhanced capitalization and its merger with Wraith plc, the value of a Carlisle shareholder’s investment has risen from the 50p value of the dividend to approximately 90p today in Wraith shares. I am now looking for entrepreneurs who have good strategic plans and need financial backing to develop their business through either Seashell II or Bombshell with a view to further enhancing shareholder value.”

Share certificates representing Seashell II and Bombshell shares will be dispatched shortly to qualifying Carlisle shareholders other than those shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States) and other than those shareholders who, if Seashell II shares and Bombshell shares were to be transferred to such shareholders, would receive fewer than 10 Seashell II and 10 Bombshell shares. Qualifying Carlisle shareholders will receive approximately 1.0704 shares in each of Seashell II and Bombshell for each 10 Carlisle Shares registered in their name at 4:30pm New York Time on May 27, 2005.

Carlisle shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States) will receive approximately US$0.09983 for each Carlisle share registered in their name in respect of each of Seashell II and Bombshell at 4:30pm New York Time on May 27, 2005.

In addition, Carlisle shareholders who, if Seashell II shares and Bombshell shares were to be transferred to such shareholders, would receive fewer than 10 Seashell II shares and 10 Bombshell shares, shall not receive shares in either Seashell II or Bombshell and shall receive cash in US$ of approximately $0.09983, with the exception of UK shareholders who will receive cash in UK£ of approximately £0.0535 for each Carlisle share registered in his name, for each of Seashell II and Bombshell.

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The shares in each of Seashell II and Bombshell which such non-qualifying Carlisle shareholders would otherwise have received have been sold to places procured by Carlisle.

The Seashell II and Bombshell shares are tradeable from today and will be eligible for electronic settlement through CREST in the United Kingdom in the form of Depository Instruments from today.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 80 locations with a weekly temporary/contractor base of over 9,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in submissions by Carlisle Holdings Limited with the United States Securities and Exchange Commission, (the SEC), which are available without charge from the SEC at www.sec.gov.

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For further information contact:

Makinson Cowell	Carlisle Group
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

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